NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
The annual and special meeting of shareholders of Hydrogenics Corporation (the “Company” or “Hydrogenics”) will commence at 1:00 p.m. (Toronto time) on Friday, May 11, 2007 at the Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario, Canada.
The meeting will have the following purposes:
1.	to receive the financial statements of the Company for the year ended December 31, 2006, together with the report of the auditors on those statements;

2.	to reappoint PricewaterhouseCoopers LLP as auditors of the Company and authorize the audit committee of the Board of Directors to fix their remuneration;

3.	to elect directors for the ensuing year;

4.	to consider and, if thought fit, to approve a resolution amending the stock option plan; and

5.	to transact such other business as may properly be brought before the meeting.
The accompanying proxy circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this notice.
Shareholders who cannot attend the meeting in person may vote by proxy. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the proxy circular. To be valid, proxies must be received by CIBC Mellon Trust Company at P.O. Box 721, Agincourt, Ontario M1S 0A1 no later than 5:00 p.m. (Toronto time) on Wednesday, May 9, 2007 or, if the meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned or postponed meeting.
By the order of the Board of Directors,
(signed)
Salil Munjal
Vice President, Corporate Development,
General Counsel and Corporate Secretary
Toronto, March 14, 2007